EXHIBIT 99.110

Mercator Minerals Ltd.
Condensed Consolidated Interim Financial Statements
September 30, 2011
(Stated in United States Dollars)
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position	2
Condensed Consolidated Interim Statements of Comprehensive Income	3
Condensed Consolidated Interim Statements of Cash Flows	4
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	5
Notes to the Condensed Consolidated Interim Financial Statements	6 – 35

Mercator Minerals Ltd.
Condensed Consolidated Statements of Financial Position (unaudited)
(Stated in Thousands of United States Dollars)

	September 30, 2011	December 31, 2010
Assets
Current Assets
Cash and cash equivalents	$19,245	$36,156
Restricted cash (notes 8 and 9)	17,489	10,000
Accounts receivable	12,554	22,271
Inventories (note 5)	15,063	16,582
Prepaid expenses	1,915	1,794
Income taxes recoverable	2,174	2,174
Marketable securities	-	683
Total Current Assets	68,440	89,660

Mineral properties, plant and equipment (note 6)	528,424	325,218
Inventories (note 5)	2,958	4,270
Environmental/Land Reclamation bonds	3,522	3,502
Total Assets	$603,344	$422,650

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$55,498	$21,458
Long term debt (note 9)	19,048	19,048
Derivative liabilities (note 10)	4,337	40,232
Project financing (note 12)	2,976	1,736
Equipment loans	2,314	2,095
Net proceeds interest (note 7)	-	293
Deferred revenue (note 14)	2,272	987
Total Current Liabilities	86,445	85,849
Non-Current Liabilities
Long-term debt (note 9)	116,229	105,740
Derivative liabilities (note 10)	17,298	71,637
Share purchase warrants (note 11)	11,132	51,961
Project financing (note 12)	16,360	18,061
Equipment loans	2,582	3,966
Net proceeds interest (note 7)	-	905
Provision for site reclamation and closure (note 13)	10,726	7,436
Deferred revenue (note 14)	36,324	39,162
Total Liabilities	297,096	384,717

Equity
Share capital (note 15)	375,148	235,062
Share-based payments reserve	31,757	27,767
Accumulated other comprehensive income	-	384
Deficit	(100,657)	(225,280)
Total Equity	306,248	37,933
Total Liabilities and Equity	$603,344	$422,650

Nature of business and continuing operations (note 1)
Commitments and contingencies (notes 8, 9, 10, 11, 12, 13)
Events after the Reporting Period (note 21)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statements of Comprehensive Income (unaudited)
(Stated in Thousands of United States Dollars, except per share amounts)

	Nine Months Ended		Three Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		Restated (note 4)		Restated (note 4)

Revenue
Copper revenue	$117,527	$79,510	$34,583	$31,750
Molybdenum revenue	71,194	43,581	28,058	18,192
Silver revenue	3,275	2,865	1,218	691
Other revenue	268	234	146	156
	192,264	126,190	64,005	50,789

Costs and expenses
Mining and processing	97,796	65,826	36,809	26,643
Freight, smelting & refining	25,677	21,721	8,953	5,830
Administration	17,992	8,165	5,280	3,185
Share-based payments	4,156	4,713	1,121	864
Exploration expenditures	3,700	1,833	1,862	1,277
Amortization and depreciation of mineral properties, plant and equipment	9,600	8,687	3,639	2,893
	158,921	110,945	57,664	40,692
Earnings from operations	33,343	15,245	6,341	10,097
Finance expense	(7,363)	(10,194)	(2,780)	(2,308)
Finance income	71	127	16	69
Loss on long-term debt extinguishment (note 9)	-	(13,549)	-	-
Realized gain on marketable securities	410	-	-	-
Realized loss on derivative liabilities (note 10)	(28,452)	(697)	(8,428)	(401)
Unrealized gain / (loss) on derivative instruments (note 10)	90,235	(49,389)	89,475	(64,754)
Unrealized gain / (loss) on share purchase warrants (note 11)	34,574	(221)	20,306	(13,278)
Foreign exchange income (loss)	1,925	(104)	1,971	(88)
Income (loss) before income taxes	124,743	(58,782)	106,901	(70,663)
Income taxes expense (recovery)
Current	120	349	120	4
	120	349	120	4
Net income (loss) for the period	$124,623	$(59,131)	$106,781	$(70,667)

Other comprehensive income
Unrealized gain (loss) on marketable securities	26	58	-	83
Reclassification of gain on marketable securities	(410)	-	-	-
Total comprehensive income (loss) for the period	$124,239	$(59,073)	$106,781	$(70,584)

Deficit, beginning of period	(225,280)	(86,057)	(207,438)	(74,521)
Deficit, end of period	$(100,657)	$(145,188)	$(100,657)	$(145,188)

Net earnings (loss) per share: (note 15):
Basic	$0.57	$(0.30)	$0.43	$(0.36)
Diluted	$0.39	$(0.30)	$0.34	$(0.36)

Weighted average number of shares outstanding:
Basic	217,087,379	194,897,370	246,279,633	194,766,898
Diluted	229,930,229	194,897,370 *	256,269,058	194,766,898 *

*used same shares as for Basic because this exercise would be antidilutive

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Stated in Thousands of United States Dollars)

	Nine Months Ended		Three Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		Restated (note 4)		Restated (note 4)
Cash provided by (used in)
Operating activities
Net income for the period	$124,623	$(59,131)	$106,781	$(70,667)
Adjustments for:
Unrealized (gain)/loss on derivative liabilities	(90,235)	49,389	(89,475)	64,754
Unrealized (gain)/loss on share purchase warrants	(34,574)	221	(20,306)	13,278
Reclassification of gain on marketable securities	(410)	-	-	-
Amortization and depreciation	9,600	8,687	3,639	2,893
Deferred revenue recognized during the period	(1,553)	(954)	(568)	(306)
Accretion of financing costs	1,399	2,054	526	46
Loss on long term debt extinguishment	-	13,549	-	-
Accretion of provision for site reclamation and closure	242	230	81	77
Share-based compensation	4,156	4,713	1,121	864
Accretion of net proceeds interest liability	98	52	-	17
Foreign Exchange gain on long term debt	(1,832)	-	(2,043)	-
Future tax asset	-	238	-	100
Finance expense, net of accretion	5,624	7,858	2,173	2,185
Finance income	(71)	(127)	(16)	(69)

Changes in non-cash operating working capital balances:
Accounts receivable	10,627	(11,288)	13,538	(12,989)
Inventories	2,831	5,600	1,089	4,429
Prepaid expenses	(16)	431	(760)	(263)
Income taxes recoverable	-	(1,380)	-	96
Accounts payable and accrued liabilities	28,538	(2,777)	9,607	11,904
Finance expense paid	(5,624)	(7,858)	(2,173)	(2,185)
Finance income received	71	127	16	69
Net cash from (used in) operations	53,494	9,634	23,230	14,233
Financing activities
Proceeds from long term debt	25,635	123,595	416	-
Long term debt payment	(14,600)	(126,000)	(5,076)	-
Restricted cash	(4,806)	(10,000)	217	(10,000)
Proceeds from share purchase warrants exercised	4,509	863	1,824	(1,002)
Proceeds from stock options exercised	1,302	511	117	318
Proceeds from project financing	521	4,167	-	4,167
Project financing payments	(1,095)	-	(845)	-
Proceeds from equipment financing	1,466	-	(68)	-
Transaction costs for Creston share issuance	(174)	-	-	-
Equipment loan payments	(2,630)	(2,616)	(912)	(695)
Net cash from (used in) financing activities	10,128	(9,481)	(4,327)	(7,212)
Investing activities
Acquisition of property, plant and equipment	(58,572)	(25,571)	(19,333)	(14,857)
Creston acquisition	(20,645)	-	0	-
Payment of net proceeds interest liability	(1,296)	-	-	-
Environmental land and reclamation bonds	(20)	(34)	(6)	(17)
Net cash used in investing activities	(80,533)	(25,605)	(19,339)	(14,874)

Decrease in cash and cash equivalents	(16,911)	(25,452)	(436)	(7,853)
Cash and cash equivalents, beginning of period	36,156	62,185	19,681	44,586
Cash and cash equivalents, end of period	$19,245	$36,733	$19,245	$36,733

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statement of Changes in Shareholders' Equity (unaudited)
(Stated in Thousands of United States Dollars)

	Number of Common Shares	Share Capital	Share based payments reserve	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2010	193,704,778	$225,843	$24,892	$-	$(86,057)	$164,678
Net comprehensive income	-	-	-	-	(59,131)	(59,131)
Other comprehensive income	-	-	-	58	-	58
Share based payments expense	-	-	4,713	-	-	4,713
Issue of shares on exercise of stock options	564,467	511	-	-	-	511
Issue of shares on exercise of broker share purchase warrants	853,125	863	-	-	-	863
Balance at September 30, 2010	195,122,370	$227,217	$29,605	$58	$(145,188)	$111,692

Balance at December 31, 2010	197,621,466	$235,062	$27,767	$384	$(225,280)	$37,933
Net income	-	-	-	-	124,623	124,623
Other comprehensive income	-	-	-	26	-	26
Reclassification of gain on marketable securities	-	-	-	(410)	-	(410)
Share based payments expense	-	-	4,156	-	-	4,156
Issue of shares on exercise of stock options	1,691,906	1,302	-	-	-	1,302
Issue of shares on exercise of share purchase warrants	4,346,825	3,830	-	-	-	3,830
Reclassification of grant date fair value on exercise of stock options	-	3,539	(3,539)	-	-	-
Issue of shares on exercise of broker share purchase warrants	255,447	679	-	-	-	679
Reclassification of fair value on exercise of broker share purchase warrants	-	430	(430)	-	-	-
Reclassification of fair value of warrants exercised	-	6,254	-	-	-	6,254
Reclassification of expired broker warrants	-	782	(782)	-	-	-
Issuance of shares on closing of Creston transaction	43,051,904	118,634	-	-	-	118,634
Transaction costs for issuance of shares related to Creston acquisition	-	(174)	-	-	-	(174)
Issuance of warrants on closing of Creston transaction	-	-	5,775	-	-	5,775
Issuance of options on closing of Creston transaction	-	-	3,619	-	-	3,619
Reclassification of fair value of warrants exercised	-	4,809	(4,809)	-	-	-
Balance at September 30, 2011	246,967,548	$375,148	$31,757	$-	$(100,657)	$306,248

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

1.	Nature of Business and Continuing Operations

Mercator Minerals Ltd. is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine (“Mineral Park Mine”), a producing copper/molybdenum mine located near Kingman, Arizona, its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in Northern Mexico, and its 100% owned Creston Moly Corporation (“Creston”) (Note 3) molybdenum exploration and development project (“El Creston project”) located in Northern Mexico.

The Company acquired 100% of the shares of Mineral Park Inc. (“MPI”) which holds the Mineral Park Mine from Equatorial Mining North America, Inc. (“EMNA”) in 2003. El Pilar was acquired in 2009, through the acquisition of Stingray Copper Inc. The El Creston project was acquired in 2011, through the acquisition of Creston (Note 3).

The Company had net income of $124.6 million for the nine months ended September 30, 2011 (September 30, 2010 – net loss of $59.1 million), and as at September 30, 2011, had an accumulated deficit of $100.7 million (December 31, 2010- $225.3 million) and working capital deficiency of $18.0 million (December 31, 2010 - working capital of $3.8 million).

The working capital deficiency at September 30, 2011 was primarily due to the delay in completion on the Phase 2 expansion at Mineral Park. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain vendors and has agreed to suitable payment arrangements. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors in the first quarter of 2012.

The Company’s activities have been financed prior to this date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and cash flow from operations at the Mineral Park Mine.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Management has assessed the ability of the Company to continue as a going concern and has concluded that there are no indicators that would cast substantial doubt on the Company’s ability to continue as a going concern in the foreseeable future.  Such assessment, amongst other factors, assumes successful cost containment and favourable mineral prices.  In conjunction with the credit facilities obtained in 2010, the Company also entered into copper forward contracts (Note 10) and has commitments to deliver 108.1 million pounds of copper through 2016 at an average price of $2.98.

The ability of the Company to continue as a going concern and realize on its investments in its mineral properties and mining assets, as well as meet its liabilities, will be dependent upon the existence of mineral resources and on future profitable production or proceeds from the disposition of the mineral resources.  There can be no assurances the Company will be able to meet its planned business objectives and continue as a going concern.  Management does not intend either to liquidate the Company or to cease trading.  If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used.

2.	Basis of Preparation

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting ("IAS 34") and IFRS 1, First-time Adoption of International Financial Reporting Standards, ("IFRS 1")  as issued by the International Accounting Standards Board ("IASB"), and its interpretations.  Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. Results for the period ended September 30, 2011, are not necessarily indicative of future results.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.     Basis of Preparation (continued)

a)	Statement of Compliance (continued)

The condensed, consolidated interim financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in Note 3 of the interim financial statements for the period ended March 31, 2011 and therefore should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2011.

Note 20 describes the effect of the transition to IFRS on the reported financial position, financial performance and cash flows of the Company.

These condensed consolidated interim financial statements were approved by the board of directors and authorised for issue on November 14, 2011.

b)	Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities which are measured at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting.

c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries Mercator Mineral Park Holdings Ltd., Mineral Park Inc. (subsequent to June 24, 2003 – “the acquisition date”), Mercator Minerals (Barbados) Ltd, Bluefish Energy Corporation (established August 17, 2010), Stingray Copper Inc. (subsequent to December 21, 2009), Minera Stingray S.A. de C.V., Recursos Stingray de Cobre, S.A. de C.V and Creston Moly Corporation (subsequent to June 22, 2011). Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 2 (c) of the March 31, 2011 financial statements.

d)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these condensed consolidated interim financial statements. Those that are expected to have a significant effect on the consolidated financial statements of the Company are discussed below.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.     Basis of Preparation (continued)

d)	New standards and interpretations not yet adopted (continued)

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of "control," which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders' equity, but is expected to result in certain presentation related changes. This standard has an effective date of January 1, 2013 with early adoption permitted under certain circumstances. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The standard has an effective date of January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue an updated Exposure Draft in 2012.

Financial instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and on hedge accounting continues to apply. Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (OCI), with the remainder of the change recognized in profit or loss.  However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss.  Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 (2010) also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value, whereas such derivative liabilities are measured at cost under IAS 39.  IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

3.     Acquisition of Creston Moly Corporation

On June 22, 2011, the Company acquired Creston Moly Corporation.  Creston was a mineral exploration company focused on the exploration and development of the 100% owned El Creston molybdenum property in Sonora, Mexico.  The acquisition was accounted for as an asset acquisition in accordance with IFRS 3.  The estimates of the fair value of assets acquired and liabilities assumed were based on the estimated fair values at the date of acquisition.

The estimated fair value of assets and liabilities related to the acquisition are as follows:

Cash	$6,115
Restricted cash	2,683
Accounts receivable	910
Prepaids and deposits	105
Property and equipment	120
Mineral properties	151,066
Accounts payable	(5,502)
Total	$155,497

The Consideration is determined as follows:

Cash consideration	$23,609
Share consideration	118,634
Option consideration	3,619
Warrant consideration	5,775
Transaction costs	3,151
Previously owned Creston shares	709
Total	$155,497

The consideration paid to Creston Moly comprised $23.6 million in cash, 43,051,904 common shares of the Company valued at $118.6 million based on the June 22, 2011 closing price for the Company’s shares, 2,241,024 Mercator options valued at $3.6 million and 4,294,296 Mercator warrants valued at $5.8 million. The Mercator options and warrants were issued to replace existing Creston options and warrants.  The fair values of the Mercator options and warrants issued as consideration were estimated at the transaction date using the Black-Scholes option pricing model with the following assumptions:

Range of Assumptions used	As at June 22, 2011
Expected annual volatility	32% to 124%
Risk-free interest rate	1.19% to 2.49%
Expected life	0.10 years to 4.6 years
Expected dividend yield	Nil

Other transaction costs were incurred in the amount of $3.2 million and include professional fees.

The Company previously owned 1,531,500 Creston shares valued at $0.7 million as at the transaction date.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

4.      Restatement

The Company has restated its consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the three and nine months ended September 30, 2010. The correction of these errors has no impact on the Company’s reported revenue or costs and expenses for the year ended December 31, 2010. Certain items have been reclassified to be consistent with the presentation in the current year. The effect that this restatement has had on the Company’s comparative IFRS interim financial statements during 2010 is shown in Note 20.

The restatement corrects a cut off error affecting copper and silver revenue and certain costs and expenses between the third quarter of 2010 and the fourth quarter of 2010. For the three and nine months ended September 30, 2010 the Company overstated copper revenue by $1.3 million, silver revenue by $0.1 million and certain costs and expenses by $0.1 million which should instead have been recognized during the three months ended December 31, 2010.

Approximately $0.3 million and $1.3 million of mining and processing costs should have been recognized during the three and nine months ended September 30, 2010 respectively, which were instead reported as prepaid expenses and inventory.

Approximately $1.9 million of mining and processing costs were recognized during the three months ended September 30, 2010, which should instead have been recognized in the three months ended June 30, 2010.

The restatement reflects the increase in fair value of the embedded derivative in accounts receivable for copper, silver and molybdenum sales based on forward metal prices.  These adjustments were $1.8 million for copper, $0.2 million for silver and $0.5 million for molybdenum for the three month period ended September 30, 2010 and $1.2 million for copper, $0.2 million for silver and $0.3 million for molybdenum for the nine month period ended September 30, 2010.

Transactions costs of $0.4 million and $2.5 million were included in prepaid expenses in the three and nine months ended September 30, 2010 which should have been recorded as an expense.

Unrealized gain on derivative instruments has been reduced by $11.3 million in the nine months ended September 30, 2010 to reflect the inclusion of the Company’s credit risk in the method of valuation of the derivative instruments, consistent with the method used at December 31, 2010.

Interest expense of $5.6 million was disclosed as amortization and depreciation expense in the nine months ended September 30, 2010.

Loss on debt extinguishment of $10.8 million was included in interest expense for the nine months ended September 30, 2010.

Certain expenses totalling $1.3 million and $1.8 million were reclassified as exploration expenditures for the three and nine months ended September 30, 2010.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

4.      Restatement (continued)

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Balance Sheet
September 30, 2010
Accounts receivable	$19,470	$(560)	$18,910
Inventories	11,499	(486)	11,013
Prepaid expenses	7,769	(7,189)	580
Marketable securities	299	58	357
Total Assets	397,558	(8,177)	389,381
Accounts payable and accrued liabilities	14,353	767	15,120
Current portion-long term debt	-	14,286	14,286
Current portion - Derivative Instruments	15,469	(261)	15,208
Long term debt	134,167	(21,885)	112,282
Derivative instruments	45,212	(11,031)	34,181
Project Financing	-	4,167	4,167
Total Liabilities	262,362	(13,957)	248,405
Contributed surplus	40,870	(475)	40,395
Deficit	(120,110)	6,197	(113,913)
Total Liabilities and Equity	$397,558	$(8,177)	$389,381

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Operations
Nine Months ended September 30, 2010
Copper revenue	$79,647	$(137)	$79,510
Molybdenum revenue	43,851	(270)	43,581
Silver revenue	2,811	54	2,865
Mining and processing	64,454	1,372	65,826
Freight, smelting & refining	21,909	(188)	21,721
Administration	15,183	(1,851)	13,332
Exploration expenditures	75	1,758	1,833
Amortization and depreciation PP&E	13,902	(5,613)	8,289
Income from operations	11,020	4,169	15,189
Interest expense	(14,344)	5,054	(9,290)
Loss on long term debt extinguishment	-	(10,773)	(10,773)
Long term debt transaction costs	-	(2,517)	(2,517)
Unrealized gain on marketable securities	-	58	58
Realized loss on derivative instruments	(14)	(683)	(697)
Unrealized gain on derivative instruments	(60,681)	11,292	(49,389)
Loss before income taxes	(63,996)	6,600	(57,396)
Current income taxes expense	4	345	349
Net loss for the period	(64,000)	6,255	(57,745)
Loss per common share	$(0.33)	$0.03	$(0.30)

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

4.     Restatement (continued)

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Operations
Three Months ended September 30, 2010
Copper revenue	$31,239	$511	$31,750
Molybdenum revenue	17,655	537	18,192
Silver revenue	637	54	691
Mining and processing	28,217	(1,574)	26,643
Freight, smelting & refining	6,005	(175)	5,830
Administration	4,172	(987)	3,185
Exploration expenditures	16	1,261	1,277
Income from operations	7,484	2,577	10,061
Interest expense	(2,072)	(6)	(2,078)
Long term debt transaction costs	-	(409)	(409)
Unrealized gain on marketable securities	-	83	83
Realized loss on derivative instruments	(22)	(379)	(401)
Unrealized gain (loss) on derivative instruments	(81,261)	16,507	(64,754)
Loss before income taxes	(75,890)	18,290	(57,600)
Net loss for the period	(75,882)	18,278	(57,604)
Loss per common share	$(0.39)	$0.09	$(0.30)

5.	Inventories

	September 30, 2011	December 31, 2010

Ore on leach pad	$5,872	$8,211
In-process inventory	430	947
Concentrate inventory	2,412	4,759
Copper Cathode	557	186
Supplies	8,750	6,749
	$18,021	$20,852

Long-term ore on leach pad	(2,958)	(4,270)

Curent portion inventory	$15,063	$16,582

For the nine months ended September 30, 2011, the amount of inventory recognized as cost of sales was $4.8 million (nine months ended September 30, 2010 - $1.1 million), which is included in mining and processing expenses.  No inventories were pledged as security for liabilities for any period presented.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

6.   Mineral Properties, Plant and Equipment

	Cost	September 30, 2011 Accumulated Depreciation	Net Book Value	Cost	December 31, 2010 Accumulated Depreciation	Net Book Value
Mill and SX-EW	$306,105	$(22,288)	$283,817	$212,362	$(15,181)	$197,181
Mineral properties	176,405	(64)	176,341	24,162	(53)	24,109
Power Generator	39,523	(210)	39,313	-	-	-
Mining equipment-large	17,691	(4,691)	13,000	15,981	(4,828)	11,153
Mining equipment-small	12,508	(5,125)	7,383	11,758	(4,205)	7,553
Building & improvements	320	(26)	294	302	-	302
Office equipment	421	(235)	186	242	(235)	7
Asset retirement obligation	7,665	(303)	7,362	4,616	(163)	4,453
Construction in progress	728	-	728	80,460	-	80,460
	$561,366	$(32,942)	$528,424	$349,883	$(24,665)	$325,218

In the period ended September 30, 2011, the Company completed its Phase 2 mill expansion (“Phase 2”) and placed its gas turbine generator (“Power Generator” asset) into production.  Total cost of Phase 2 and Power Generator placed into production during the period ended September 30, 2011 was $93.3 million and $39.5 million, respectively.

7.	Net Proceeds Interest

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of MPI pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with EMNA (the “Acquisition Agreement”). Under the terms of the Acquisition Agreement, the Company acquired all the issued and outstanding common shares of MPI for consideration of 4,612,175 common shares at a price of CDN$0.15 per common share. Under the Acquisition Agreement, $2.7 million was to be reimbursed to the vendor by an unsecured net proceeds interest (“NPI”) in the Mineral Park Mine. The NPI liability was classified as a financial liability and was measured at fair value based on cumulative revenue less cumulative cash operating expenses and then multiplied by 5%, as defined in the Acquisition Agreement. Any change in the fair value of the NPI liability together with any accretion expense was recognized as an adjustment to interest expense in the consolidated statement of comprehensive income. As at September 30, 2011, $2.7 million (December 31, 2010 - $1.5 million) of the $2.7 million contingent consideration has been paid to EMNA and no additional amount (December 31, 2010 - $1.2 million) is due.

During the nine months ended September 30, 2011, the Company recorded accretion expense of $98,000 (nine months ended September 30, 2010 - $52,000).

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

8.    Contingent Liability

Prior to the acquisition of Creston (Note 3), in May 2007 Creston agreed to pay a Finders’ Fee to an arm’s length third party (the “Fee”). The TSX-V approved the payment of $1.5 million as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares.  The TSX-V determined that a price of $0.70 per Creston share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that $0.15 per Creston share should have been used as the basis for determining the Fee. The Finder entered into arbitration proceedings seeking payment of the Fee in cash at an equivalent price of $0.15 per Creston share.  The arbitrator found in favour of the Finder, awarded the Finder CDN$4.1 million plus costs and Creston recorded the additional amount of CDN$2.6 million awarded in the arbitration as an accrued liability.  CDN$1.5 million was forwarded to the Finder and Creston deposited the unpaid balance of the arbitration award (CDN$2.6 million) plus interest into trust.

As at September 30, 2011, CDN$2.6 million is included in the Company’s Restricted Cash and accounts payable and accrued liabilities. On May 14, 2010, the British Columbia Court of Appeals unanimously reversed the decision of the arbitration proceeding and granted Creston leave to appeal the decision in the Supreme Court of B.C.  On May 6, 2011 Creston’s appeal of the arbitrator’s award was dismissed with costs and the Company is in the process of filing for a further appeal of the award to the British Columbia Court of Appeals.

9.	Long Term Debt

	September 30, 2011	December 31, 2010

Pre-construction credit facility ("PCF")	$23,472	$-
Credit agreement ("CA")	111,805	124,788
	135,277	124,788
Current portion - PCF	-	-
Current portion - CA	(19,048)	(19,048)
Non current long term debt	$116,229	$105,740

Pre-Construction Credit Facility (“PCF”)
On June 22, 2011 (“Closing Date”) the Company entered into a credit agreement with a group of lenders to provide credit facilities totalling  $25.7 million (CDN$25.0 million) comprising a term loan for purposes of (i) funding certain closing costs associated with the acquisition of Creston, (ii) establishment of the PCF, and (iii) general working capital requirements.  Interest on this PCF is 6.5% from closing to the 6 month anniversary of the Closing Date; 7% for the next six months; and 8% until January 3, 2013, the Maturity Date. The PCF is secured by the El Pilar asset.  The Company is entitled to prepay all or any portion of the PCF at any time with the following penalties: (i) if during the first nine months – 1% of the loan amount paid, (ii) if during the second nine month period - 0.5% of the loan amount paid, and (iii) no penalty thereafter.

The Company incurred lenders’ fees of $0.5 million in connection with the PCF that are being amortized to interest expense using the effective interest method over the term of the PCF.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

9.     Long Term Debt (continued)

Credit Facilities
On April 26, 2010 the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”) to provide credit facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan (collectively the “Credit Facilities”).  The Company is entitled to prepay all or any portion of the Credit Facilities in the minimum amount of $2.0 million at any time without penalty, subject to breakage costs.

The Company incurred lender’s fees of $6.4 million in connection with these Credit Facilities.  This amount was applied proportionately to the funds borrowed and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities.

The non-revolving credit facility is comprised of a $100.0 million term loan.  Quarterly principal repayments of approximately $4.8 million commenced March 31, 2011 with a final maturity date of March 31, 2016.

The revolving facility is comprised of a $30.0 million loan with a maturity date of April 26, 2014. The maturity date is subject to an annual extension option at the Lenders’ discretion. As of September 30, 2011 and December 31, 2010, the full amount of the facility has been drawn.

Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility on March 31, 2011. Up until that time interest was set at LIBOR plus 4.5% per annum. The interest rate as of September 30, 2011 was based on the 1-month LIBOR rate and was approximately 4.74%.

In connection with the Credit Facilities, the Company was also required to enter into forward sales of copper, with the lenders, totaling 146.9 million pounds over a six year term (Note 10).

The Credit Facilities are collateralized by principal operating  assets of the Company held in MPI and are guaranteed by the Company’s subsidiary, Mineral Park Holdings Ltd.

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment will vary depending on performance of the Phase 2 mill expansion and other factors.  The cash sweep provision is no longer applicable once prepayments aggregating $30.0 million have been made.  The Lenders have waived the cash sweep provision through September 30, 2011 and therefore no amounts payable as a result of the cash sweep provision contained in the Credit Agreement have become due as of November 14, 2011.

The Credit Facilities contain covenants including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions.  Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life of mine ore reserves.  As at September 30, 2011 the Company was in compliance with all debt covenants and was not in default on the loan.

The Company is required to maintain a minimum cash balance in a restricted bank account of $15.0 million.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

9.     Long Term Debt (continued)

Senior secured notes
On February 15, 2007, the Company issued secured note units (the “Notes”).  A total of 120,000 units (the “Units”) were sold at a price of $980.0 per unit for gross proceeds of $117.6 million. Each unit consisted of one secured note in the principal amount of $1,000 and 50 detachable common shares purchase warrants which entitle the holder to purchase one common share at a price of CDN$4.00 per share until February 16, 2012.  The principal portion of the Notes bore interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year and were to mature on February 16, 2012.

Both the principal portion of the Notes and the common share purchase warrants were classified as a financial liability and have been measured at fair value through profit or loss. At each subsequent reporting date the common share purchase warrants were re-translated and re-measured at fair value based on the closing foreign exchange rates and closing exchange traded market values with foreign exchange translation gains or losses and fair value adjustments recognized in profit or loss for the period.

The Notes could be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note plus unpaid interest.

On May 6, 2010, the Company used the proceeds from the Credit Facilities to redeem the Notes.  The difference between the redemption price paid of $126.0 million and the carrying value of the Notes at the time of redemption of approximately $112.5 million has been recognized as a loss on long-term debt extinguishment in the consolidated statement of comprehensive income for the year ended December 31, 2010. The share purchase warrants were unaffected by the redemptions (Note 11).

10.	Derivative Instruments

	September 30,	December 31,
	2011	2010

Derivative Instruments-copper futures	$20,190	$110,733
Derivative Instruments-interest swaps	1,445	1,136
	21,635	111,869
Current	(4,337)	(40,232)
Non Current	$17,298	$71,637

Derivative financial instruments are classified as held for trading and are recorded on the statement of financial position at estimated fair value. Changes in fair value of derivative financial instruments are recorded in operations unless the instruments are designated as cash flow hedges. As at September 30, 2011 and December 31, 2010, the Company did not designate any of its transactions as hedges for accounting purposes.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

10.   Derivative Instruments (continued)

Copper Forward Contracts

In connection with the closing of the Credit Facilities (note 9), the Company entered into forward sales of copper totalling 146.9 million pounds of copper over a six year term at an average net price to the Company of $3.01 per pound ($2.98 per pound on remaining notional quantities as at September 30, 2011), net of all costs.  The quantities sold forward and the net weighted average prices to be received outstanding at September 30, 2011 are set out as follows:

Year	Copper Lbs	Annual price
2011	8,492,196	$3.12
2012	27,698,846	3.05
2013	24,630,015	2.98
2014	22,725,223	2.93
2015	20,688,154	2.89
2016	3,836,039	2.88
	108,070,473	$2.98

The copper forward contracts had outstanding notional amounts of approximately 108.1 million pounds of copper as at September 30, 2011 (December 31, 2010 – 133.5 million pounds).  At September 30, 2011, the Company has recorded a derivative liability of $20.2 million related to these copper forward contracts, of which $3.6 million relates to derivative contracts maturing in less than one year, and $16.6 million relates to derivative contracts with a maturity date greater than one year.  The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

During the nine months ended September 30, 2011, the Company recorded a realized loss of $27.7 million (nine months ended September 30, 2010 - $0.7 million) on copper forward contracts as well as $90.5 million in unrealized gains (September 30, 2010 - $49.4 million).

Interest Rate Swaps

The Credit Facilities bear interest at LIBOR plus a spread.  The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility of $100.0 million for the period from May 28, 2010 to March 31, 2016.

These interest rate swaps had outstanding notional amounts of $42.9 million as at September 30, 2011 (December 31, 2010 - $50.0 million).  The notional amount decreases over the period as payments are made.  At September 30, 2011, the Company had recorded a liability with a fair value of $1.4 million related to these interest rate swaps, of which $0.7 million relates to derivative contracts maturing in less than one year, and $0.7 million relates to derivative contracts with a maturity date greater than one year.  In estimating the fair value of the interest rate swaps, management used the following assumptions: LIBOR rate of 0.37% to 2.38% and a credit risk adjusted rate of 8.5%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. Fluctuations in LIBOR rates and the Company’s own credit risk can differ from management estimates.

During the nine months ended September 30, 2011, the Company recorded a realized loss of $0.7 million (nine months ended September 30, 2010 - nil) on interest rate swaps as well as $0.3 million in unrealized losses (nine months ended September 30, 2010 - nil).

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

11.   Share Purchase Warrants Issued with Canadian Dollar Exercise Prices

Upon adoption of IFRS at January 1, 2011, the Company recorded an adjustment as a result of accounting for share purchase warrants issued using the principles of IAS 39, Financial Instruments: Recognition and Measurement (Note 20). As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise.  At September 30, 2011, the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $11.1 million (December 31, 2010 - $52.0 million). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the nine months ended September 30, 2011 was a gain of $34.6 million (nine months ending September 31, 2010 – loss of $0.2 million). The fair value of share purchase warrants is reclassified to equity upon exercise.  All warrants (other than the warrants issued upon acquisition of Creston Moly Corp), currently, are publicly traded so fair value is determined from those public quotes.

12.	Project Financing

	September 30,	December 31,
	2011	2010

Gross project financing	$19,336	$19,797
Current portion	(2,976)	(1,736)
Non current portion	$16,360	$18,061

On October 21, 2010, a subsidiary of the Company, entered into a master loan and security agreement with Trafigura AG (the “Loan Agreement”) to fund the purchase of a gas turbine generator to be used in a power generating facility being constructed for the Phase 2 mill expansion at the Mineral Park Mine (the “Project Financing”). The maximum amount available under the Loan Agreement is $20.8 million. The Company incurred transaction costs of $0.6 million in connection with the Project Financing.  This amount was capitalized and is being amortized to interest expense using the effective interest method.

The maximum amount under the loan agreement of $20.8 million was drawn at February 18, 2011.  Principal repayments of $0.25 million are required to be made monthly in eighty four instalments commencing on the earlier of the delivery of the electrical power to the mill or on June 15, 2011.  Interest on this facility is based on 1-month LIBOR plus 3% per annum. Principal repayments began on June 15, 2011.

The Project Financing is collateralized by the gas turbine generator and related assets.  The Company also pledged the common shares of its subsidiary that holds the power generating assets.  The Loan Agreement contains covenants including restrictions on new indebtedness, new liens, and disposition of assets.

13.	Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to the Mineral Park Mine was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission and restore its Mineral Park Mine site. At September 30, 2011, the present value of future site closure and restoration obligations was determined using the expected inflation rate of 4%  (December 31, 2010 – 4%) and a discount rate of 2.9% (December 31, 2010 – 4.34%).  The change in discount rate at September 30, 2011 to 2.9% resulted in an increase in the net present value of the site reclamation and closure liability of $3 million with a corresponding increase in the related asset.  Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $8.1 million will be payable in 23 to 48 years (2010 – 24 to 49 years).  As at September 30, 2011, the net present value of the discounted cash flows required to settle the obligation was $10.7 million (December 31, 2010 - $7.4 million).

The provision for site reclamation and closure requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

13.   Provision for Site Reclamation and Closure (continued)

The continuity of the provision for site reclamation and closure in 2011 and 2010 is as follows:

Provision for Site Reclamation and Closure
Balance, January 1, 2010	$6,606
Change in estimates	523
Accretion expense	307
Balance, December 31, 2010	7,436
Change in discount rate	3,048
Accretion expense	242
Balance, September 30, 2011	$10,726

14.	Deferred Revenue

During March 2008, and subsequently amended, the Company entered into an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton Corporation (“Silver Wheaton”)  to sell 100% of its silver production from the Mineral Park Mine over the life of the mine for an upfront payment of $42.0 million (the “Deposit”).  Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year (2012) of silver production) and the spot price at the time of sale.

Under terms of the Arrangement, the unearned amount of the deposit will remain refundable until it is reduced to nil.  The Deposit will be reduced by an amount equal to the total ounces of silver delivered to Silver Wheaton times the lower of $3.90/oz (“fixed price”) or the market price.  In addition, for ounces of silver delivered when the market price exceeds the fixed price, the Company will receive a credit to its deposit liability for those ounces delivered times the difference of market price less the fixed price. If at the end of the initial 40–year term of the Arrangement, the deposit has not been reduced to nil, the Company will refund the outstanding portion of the deposit to Silver Wheaton.  As at September 30, 2011, the refundable portion of the Deposit was $22.0 million (December 31, 2010 - $35.0 million).  During the nine months ended September 30, 2011, the Company delivered or accrued 433,714 ounces (nine months ended September 30, 2010 – 317,273 ounces) of silver to Silver Wheaton.

Pursuant to the Arrangement, the Company was required to achieve a minimum target rate of 35,000 tons of ore per day (tpd) over a thirty day consecutive period (the “Minimum Target Rate”) by September 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any subordination agreement.  During the year ended December 31, 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011.  In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company. The Company announced on April 5, 2011, that they had met the Minimum Target Rate and operated the mill at 35,238 tpd for 30 consecutive days before this date.

As security for the performance of the obligations of the Company in the favour of Silver Wheaton, the Company has granted Silver Wheaton certain security interests in the Mineral Park mining interest, including a charge over all silver contained in and mined, produced, recovered, or removed from the Mineral Park Mine. The $42.0 million deposit is recognized as revenue on a dollar per unit basis using the total number of silver ounces expected to be delivered to Silver Wheaton over the life of the Mineral Park Mine.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

14.   Deferred Revenue (continued)

The following table summarizes the changes in the Silver Wheaton deferred revenue:

	Nine months ended September 30, 2011	Year ended December 31, 2010
Balance, beginning of the period	$40,149	$41,608
Amortization on delivery of silver	(1,553)	(1,459)
Balance, end of period	38,596	40,149
Current portion	(2,272)	(987)
Long term portion	$36,324	$39,162

15.	Common Shares, Share Purchase Warrants, Stock Options and Earnings per Share

At September 30, 2011, the Company had unlimited authorized common shares without par value and 246,967,548 common shares issued and outstanding (December 31, 2010 – 197,621,466).  Refer to the consolidated statements of changes in equity for movements in share capital.

i.	Warrants

The following table summarizes the number of fully exercisable warrants as at September 30, 2011:

	Number	Weighted Average Exercise Price ($Cdn)
Balance, January 1, 2010	24,761,548	$1.81
Warrants exercised	(563,650)	1.01
Broker Warrants exercised	(1,371,716)	1.70
Balance, December 31, 2010	22,826,182	1.84
Warrants issued upon acquisition of Creston Moly Corp (note 3)	4,294,296	2.18
Warrants exercised	(4,346,825)	0.85
Broker Warrants expired	(464,423)	2.60
Broker Warrants exercised	(255,447)	2.60
Balance September 30, 2011	22,053,783	$2.08

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

15.  Common Shares, Share Purchase Warrants, Stock Options and Earnings per Share (continued)

i.	Warrants (continued)

The following is a summary of common share purchase warrants outstanding and exercisable as at September 30, 2011:

Number Warrants	Price $ Cdn	Expiry Date

5,994,550	4.00	February 16, 2012
14,154,662	1.00	January 29, 2013
1,189,821	5.47	May 15, 2012
499,125	1.07	December 17, 2011
215,625	2.80	July 14, 2012
22,053,783

ii. Share Purchase Options

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”) is authorized to grant incentive share options (“options”) to officers, directors, employees, and consultants as incentive for their services, subject to limits with respect to insiders. The Company has a Share Option Plan (“the Plan”) governing granting options to directors, officers, consultants, and employees. Under this Plan, the aggregate number of common shares which may be subject to issuance under the Plan shall in aggregate not exceed 20,500,000 shares.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company’s common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance at September 30, 2011, was 12,633,432 (December 31, 2010 - 14,647,377).

Cashless Option Exercise Provision

Under the Plan, an optionee may, rather than exercise any option to which the optionee is then entitled pursuant to the Plan, elect to terminate such option, in whole or in part, and, in lieu of purchasing the optioned Shares to which the option, or part thereof, so terminated relates, elect to exercise the right to receive that number of optioned Shares, disregarding fractions, which, when multiplied by the weighted average market price, has a value equal to the product of the number of optioned Shares to which the option, or part thereof, so terminated relates, multiplied by the difference between the weighted average market price determined as of the day immediately preceding the date of termination of such option, or part thereof, and the option price per share of the optioned shares to which the option, or part thereof, so terminated relates, less any amount (which amount may be withheld in optioned shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

15.   Common Shares, Share Purchase Warrants, Stock Options and Earnings per Share (continued)

ii.	Share Purchase Options (continued)

The following table summarizes for the period presented the number of share option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at January 1, 2010	12,484,750	$1.78
Granted (a)	1,600,000	2.11
Exercised (b)	(1,981,322)	1.29
Canceled/Forfeited (b)	(1,175,561)	3.41
Outstanding at December 31, 2010	10,927,867	2.74
Granted (a)	4,180,000	$2.85
Issued upon acquisition of Creston (note 3)	2,241,024	1.95
Exercised (b)	(1,691,906)	1.88
Canceled/Forfeited (b)	(1,433,444)	6.97
Outstanding at September 30, 2011	14,223,541	2.32
Exerciseable at September 30, 2011	11,149,377	$2.80

(a)
The weighted average fair value of options granted during the nine months ended September 30, 2011 was $1.74 (CDN$1.71) (September 30, 2010 –$2.39 (CDN$2.41)) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

(b)
During the nine months ended September 30, 2011 a total of 605,100 (nine months ending September 30, 2010 – 429,500) shares were issued to directors, officers and employees on the exercise of options for cash consideration and 973,234 (nine months ending September 30, 2010 – 134,967) shares were issued to directors, officers and employees on exercise by way of a cashless share option exercise. In conjunction with the exercise of the options using the cashless option provision during the nine months ended September 30, 2011, 1,018,433 options were cancelled (nine months ended September 30, 2010 – 140,033).

Weighted average assumptions used in calculating fair value of options granted during the period using Black-Scholes model were as follows:

	Nine Months Ending September 30, 2011	Nine Months Ending September 30, 2010
Risk-free interest rate	1.68%	2.31%
Expected Dividend yield	nil	nil
Expected volatility	100%	108%
Weighted average expected life of the options (months)	34	54

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

15.  Common Shares, Share Purchase Warrants, Stock Options and Earnings per Share (continued)

iii.    Earnings per Share

	Nine months ended September 30, 2011			Three months ended September 30, 2011

	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Basic net earnings per share	$124,623	217,087,379	$0.57	$106,781	246,279,633	$0.43
Effect of dilutive securities:
Stock options		2,111,716			1,146,506
Warrants	$(34,574)	10,731,134		$(20,306)	8,842,919

Diluted net earnings per share	$90,049	229,930,229	$0.39	$86,475	256,269,058	$0.34

	Nine months ended September 30, 2010			Nine months ended September 30, 2010

	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Basic net earnings per share	$(59,131)	194,897,370	$(0.30)	$(70,667)	194,766,898	$(0.36)
Effect of dilutive securities:
Stock options		-			-
Warrants	$-	-		$-	-

Diluted net earnings/(loss) per share	$(59,131)	194,897,370	$(0.30)	$(70,667)	194,766,898	$(0.36)

For the three and nine months ended September 30, 2011, no outstanding stock options were excluded from the calculation of diluted earnings per share (2010 -$nil).

16.	Related Party Transactions

During the nine months ended September 30, 2011, the Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.	Included in accounts payable is $2.5 million (December 31, 2010 - nil) due to a former director and officer.

b.
Legal fees - the Company paid or accrued $0.2 million (nine months ended September 30, 2010 – $0.07 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

17.  Financial Instruments

a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, credit facilities and derivatives (including net proceeds interest liability and share purchase warrants).

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short term nature and high liquidity of these instruments.

Fair value of environmental and land reclamation bonds approximates their fair value based on current interest rates and high liquidity. Forward copper contracts and interest rate swaps are stated at fair value based on current market prices and interest rates, respectively adjusted for the Company’s credit risk.

The fair value for the equipment loans and net proceeds interest approximates book value using current rates of interest. Based on market prices, the fair value of the long-term debt, project financing and the Creston PCF as at September 30, 2011 was approximately $108.9 million and $17.3 million and $24.2 million, respectively (December 31 2010 – $128.0 million, $20.2 million and $nil, respectively).

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS 7, Financial Instruments: Disclosure establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	-	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	-	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company uses valuation models to determine the fair value of its derivative instruments. The inputs to these models are primarily external observable inputs such as forward prices for copper and forward interest rate curves. The fair value of share purchase warrants is based on external information obtained from the trading activity of these instruments on the open market.

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

17.  Financial Instruments (continued)

b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company uses fixed rate interest swaps to mitigate 50% of its risk exposure to volatility in interest rates on its non-revolving credit facilities. The Company has no designated hedging transactions. The Company has collateral on its Credit Facilities, PCF, project financing, and equipment loans (Notes 9 and 12).

The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park Mine and exploration at El Pilar and the El Creston project, and limit exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

i.	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable, income taxes recoverable, marketable securities, environmental and land reclamation bonds.  Cash and cash equivalents are also subject to concentration risk given that significant balances are maintained in limited bank accounts.  To mitigate credit risk exposure on cash related financial assets, balances are maintained with high-credit quality financial institutions.

In addition, as the Company’s revenues are derived from sales to a limited number of customers, accounts receivable concentration risk exists. To mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, and to monitor ongoing exposure to individual customers to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.  The Company’s customers are large, multinational operations which have conducted business for a number of years.  The historical level of customer defaults is minimal and, as a result, the credit risk associated with copper and molybdenum trade receivables at September 30, 2011 is not considered to be significant. As at September 30, 2011 there were no material amounts overdue or impaired. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.

ii.	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities when they become due.   As at September 30, 2011, the Company had working capital deficit of $18.0 million (December 31, 2010 – working capital of $3.8 million).

The working capital deficiency at September 30, 2011 was primarily due to the delay in completion on the Phase 2 expansion at Mineral Park. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. Management has had discussions with certain vendors and has agreed to suitable payment arrangements. Management anticipates the incremental increase in sales revenue from the Phase 2 expansion to generate sufficient cash flow to become current with all vendors in the first quarter of 2012.

The Company ensures there is sufficient capital to meet short term business requirements. One of management's goals is to maintain an optimal level of liquidity through the active management of the Company's assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

17.  Financial Instruments (continued)

ii.	Liquidity Risk (continued)

The Company anticipates incurring substantial expenditures to further its capital development programs; particularly those related to the development of the El Pilar Property acquired as part of the Stingray acquisition and the El Creston project acquired as part of the Creston acquisition.

The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and possible new external financing, believes that these sources will be sufficient to cover the likely short and long term cash requirements.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies.  The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing are sufficient to meet its financial commitments and comply with covenants on the credit facilities (Notes 9 and 12).

iii.	Market Risk

The significant market risk exposures to which the Company is exposed are currency risk, interest rate risk, and commodity price risk.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s mining and processing costs as well as a majority of other operating and administration costs are primarily incurred in US dollars as the Company’s producing mine is located in the Arizona.  The Company’s operations in the Canada and Mexico make it subject to foreign currency fluctuations. Exploration expenses related to the El Pilar and El Creston projects are incurred in Mexican Pesos (“MNX”) and certain corporate office expenses are incurred in Canadian dollars (“CDN”). The Company’s common shares, stock options to purchase common shares, and share purchase warrants are denominated in Canadian dollars, and generally share issuance costs as also in Canadian dollars. While the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity and or financial liabilities, management believe that foreign exchange risk derived from currency conversions is not significant. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at September 30, 2011 the Company held substantially all of its cash and cash equivalents in interest accounts and guaranteed investment certificates. In respect of financial liabilities, the Company is exposed to interest rate risk on its variable rate long-term debt and project financing loan facilities.  The Company’s revolving and non-revolving credit facilities carry an interest rate spread of United States dollar one-month LIBOR plus 3.5% to 4.5%.  The Company manages the variable interest rate risk of the non-revolving credit facility with an interest rate swap contract to exchange the LIBOR exposure on interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility.

In 2010, the Company entered into a credit facility to finance the purchase of the power generating facility for the Mill Phase 2 at Mineral Park Mine. This credit facility bears an interest rate of one month United States dollar LIBOR plus 3%.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

17.  Financial Instruments (continued)

iii.	Market Risk (continued)

Commodity price risk

The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals especially copper and molybdenum, the prices for which have been historically volatile.   The value of the Company’s mineral resource properties depends on the price of copper, molybdenum, silver and the outlook for the minerals. At September 30, 2011 the market price for copper and molybdenum was $3.15 and $14.06  per pound, respectively.

Commodity prices are affected by numerous factors outside of the Company's control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to copper, molybdenum and silver.

The value of trade receivables depends on changes in metal prices over the quotation period. The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum and silver. If metal prices decline for a prolonged period below the cost of production of the Company's Mineral Park Mine, it may not be economically feasible to continue production.

The Company manages this risk by entering into forward sale agreements with various counterparties, both as a condition of certain debt facilities (Note 9) as well as to mitigate commodity price risk. Currently the Company has in place derivative contracts for the sale of copper concentrate from its Mineral Park Mine which it entered into with the providers of the Credit Facilities. Additionally, it has sold forward to Silver Wheaton Corporation the silver production (Note 14) from the Mineral Park Mine.

18.	Capital Management

There has been no significant change in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three and nine months ended September 30, 2011. At September 30, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis. Planned development and exploration of its mineral properties and other expansionary plans will likely be financed as the Company’s activities have been financed historically, through the sale and issuance of shares and other securities by way of private placements or through commercial financing arrangements.  At September 30, 2011, the Company is subject to externally imposed capital requirements under its Credit Facilities and project financing and certain equipment loans (Notes 9 and 12).  During the three months ended September 30, 2011, the Company met all externally imposed capital and debt repayment requirements, and complied with debt covenants.

19.	Operating Segments

The Company is engaged in the exploration, development and extraction of copper and molybdenum in the United States and Mexico.  The Company has determined that it operates in two geographic segments.  All revenue, inventory and long-term assets in 2011 and 2010 were related to the geographic segment in the United States with the exception of the Company’s El Pilar long-term asset ($23.7 million) and the El Creston project ($151.8 million) which relate to the reporting segment in Mexico.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.  Transition to International Financial Reporting Standards

As stated in Note 2, these condensed consolidated interim financial statements were prepared in accordance with IAS 34.  For a description of the significant IFRS accounting policies, refer to Note 3 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011. Those IFRS accounting policies have been applied in preparing the consolidated interim financial statements for the three and nine months ended September 30, 2011, the comparative information presented in these interim financial statements for the three and nine months ended September 30, 2010 and in the preparation of consolidated statement of financial position as at December 31, 2010.  January 1, 2010 was the Company’s date of transition to IFRS (the “date of transition”).

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position as at January 1, 2010:

1.
Business Combinations – IFRS 1 permits the first-time adopter to not apply IFRS 3, Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the transition date. The use of this IFRS 1 exemption does not preclude a review of the terms of past acquisitions to identify any assets or liabilities that would need to be recognized or derecognized under IFRS. The exemption also applies to transactions which were accounted for as asset acquisitions under Canadian GAAP but which meet the definition of a business under IFRS.

The Company elected to apply this exemption as at the date of transition and thereby has not restated business combinations that occurred prior to January 1, 2010. As described in Note 20 (b) below, review of a past business combination to identify whether there are assets or liabilities that would need to be recognized or derecognized under IFRS resulted in the recognition of an additional $1.1 million liability representing the outstanding consideration to be paid for the acquisition of Mineral Park Inc.

2.
Borrowing costs – IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets.  For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset.  IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date.  The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets on January 1, 2010.  Borrowing costs expensed prior to January 1, 2010 under Canadian GAAP were not capitalized.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.  Transition to International Financial Reporting Standards (continued)

3.
Share-based payment transactions – This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the September 30, 2010 is described in Note 20 (f) below.

4.
Decommissioning liabilities included in the cost of property, plant and equipment – Under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the date of transition and instead re-measure them in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the date of transition. The Company has elected to apply this exemption.  The  adjustment to assets and liabilities arising from the application of this exemption as at the date of transition are described in Note 20 (a) below.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error.  The Company’s IFRS estimates as of January 1, 2010, September 30, 2010 and December 31, 2010 are consistent with its Canadian GAAP estimates for the same dates.

Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, loss and comprehensive income (loss) for comparative periods reported under previous GAAP.  The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by the Company under Canadian GAAP. For a summary of the adjustments to the Company’s financial statements at January 1, 2010 and December 31, 2010 refer to Note 18 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.  Transition to International Financial Reporting Standards (continued)

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to
IFRS:

		Canadian GAAP (Restated) (note 4)	Effect of Transition to IFRS	IFRS
	Note	September 30, 2010
Current Assets
Cash and cash equivalents		36,733	-	36,733
Restricted cash		10,000	-	10,000
Accounts receivable		18,910	-	18,910
Inventories		11,013	-	11,013
Prepaid expenses		580	-	580
Income taxes recoverable		6,988	-	6,988
Marketable securities		357	-	357
Total Current Assets		84,581	-	84,581

Mineral properties, plant and equipment	a, c, d	295,853	(1,707)	294,146
Inventories		4,625	-	4,625
Environmental bond		2,148	-	2,148
Land reclamation bond		1,344	-	1,344
Deferred income tax asset	d	830	295	1,125
Total Assets		389,381	(1,412)	387,969

Current Liabilities
Accounts payable and accrued liabilities		15,120	-	15,120
Long term debt		14,286	-	14,286
Derivative instruments		15,208	-	15,208
Equipment loans		2,857	-	2,857
Total Current Liabilities		47,471	-	47,471

Non-Current Liabilities
Long-term debt	e	112,282	(2,221)	110,061
Derivative instruments		34,181	-	34,181
Share purchase warrants	f	-	29,594	29,594
Project financing		4,167	-	4,167
Equipment loans		2,185	-	2,185
Net proceeds interest	b	-	1,129	1,129
Provision for site reclamation and closure	a	2,649	4,187	6,836
Deferred revenue		40,654	-	40,654
Deferred income tax liability	d	4,816	(4,816)	-
Total Liabilities		248,405	27,873	276,278

Equity
Share capital issued	f	214,436	12,780	227,216
Share-based payment reserve	f	40,395	(10,790)	29,605
Accumulated other comprehensive income		58		58
Deficit	g	(113,913)	(31,275)	(145,188)
Total Equity		140,976	(29,285)	111,691
Total Liabilities and Equity		389,381	(1,412)	387,969

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.     Transition to International Financial Reporting Standards (continued)

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS:

		Canadian GAAP (Restated) (note 4)	Effect of Transition to IFRS	IFRS	Canadian GAAP (Restated) (note 4)	Effect of Transition to IFRS	IFRS
	Note		Nine months ended September 30, 2010			Three months ended September 30, 2010
Revenue
Copper revenue		79,510	-	79,510	31,750	-	31,750
Molybdenum revenue		43,581	-	43,581	18,192	-	18,192
Silver revenue		2,865	-	2,865	691	-	691
Other revenue		234	-	234	156	-	156
Total Revenue		126,190	-	126,190	50,789	-	50,789

Costs and expenses
Mining and processing		65,826	-	65,826	26,643	-	26,643
Freight, smelting & refining		21,721	-	21,721	5,830	-	5,830
Administration		8,165	-	8,165	3,185	-	3,185
Share-based payments	f	5,167	(454)	4,713	1,034	(170)	864
Exploration expenditures		1,833	-	1,833	1,277	-	1,277
Amortization and depreciation of mineral properties, plant and equipment	c	8,289	398	8,687	2,759	134	2,893
		111,001	(56)	110,945	40,728	(36)	40,692

Income from operations		15,189	56	15,245	10,061	36	10,097
Finance expense	e	(9,290)	(904)	(10,194)	(2,078)	(230)	(2,308)
Finance income		127	-	127	69	-	69
Loss from early debt extinguishment	e	(10,773)	(2,776)	(13,549)	-		-
Long-term debt transaction costs	e	(2,517)	2,517	-	(409)	409	-
Realized loss on derivative instruments		(697)	-	(697)	(401)	-	(401)
Unrealized gain/(loss) on marketable securities			-	-	-	-	-
Unrealized gain/(loss) on derivative instruments		(49,389)	-	(49,389)	(64,754)	-	(64,754)
Unrealized loss on change in fair value of share purchase warrants	f	-	(221)	(221)	-	(13,278)	(13,278)
Foreign exchange gain/(loss)		(104)		(104)	(88)	-	(88)
Loss before income taxes		(57,454)	(1,328)	(58,782)	(57,600)	(13,063)	(70,663)

Income taxes expense (recovery)
Current		349	-	349	4	-	4
Deferred		-	-	-	-	-	-
		349	-	349	4	-	4

Net Income (loss) for the period		(57,803)	(1,328)	(59,131)	(57,604)	(13,063)	(70,667)

Other comprehensive income (loss)
Unrealized gain on marketable securities		58		58	83	-	83

Comprehensive income (loss) for the period		(57,745)	(1,328)	(59,073)	(57,521)	(13,063)	(70,584)

Deficit, beginning of period		(56,110)	(29,947)	(86,057)	(56,309)	(18,212)	(74,521)
Deficit, end of period		(113,913)	(31,275)	(145,188)	(113,913)	(31,275)	(145,188)

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Transition to International Financial Reporting Standards (continued)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of the Company.  The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. IAS 7, Statement of Cash Flows, requires that cash flows relating to finance costs/interest and income tax to be separately presented within the relevant cash flow categories. Under Canadian GAAP these amounts were previously excluded from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from operating activities’ within the consolidated statement of cash flows under IFRS.

Notes to the reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

Change in mineral properties, plant and equipment

Mineral Properties, Plant and Equipment	Note	September 30, 2010
Recognition and amortization of site reclamation and closure asset	a	$3,970
Additional depreciation of plant and equipment after componentization	c	(861)
Reversal of the effect of deferred tax recognized on acquisition of mineral properties, plant and equipment	d	(4,816)
		$(1,707)

(a)	Provision for site reclamation and closure

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates.  In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for site reclamation and closure has been re-measured as at the date of transition.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.	Transition to International Financial Reporting Standards (continued)

(b)	Net proceeds interest

The Company’s net proceeds liability represents a contingent consideration payable on the acquisition of Mineral Park Inc.  Under Canadian GAAP, the Company recognized a net proceeds interest liability of $568,152 upon acquiring all the issued and outstanding common shares of Mineral Park Inc. Any amounts paid in excess of the $568,152 originally recognized as a liability were recorded as a mineral property cost when paid.  No liability was recorded for amounts not yet paid.

Under IAS 39, Financial Instruments: Recognition and Measurement, a net proceeds liability representing a contingent consideration payable on acquisition of Mineral Park Inc. has been recognized in full and measured at fair value on transition to IFRS.  An adjustment was made at December 31, 2010 to reverse the accrual recognized under Canadian GAAP resulting in a corresponding reduction in the carrying value of mineral properties.

(c)	Depreciation of property and equipment

Under Canadian GAAP, the Company had followed a practice of depreciating property and equipment at the individual asset level over their estimated useful lives. IAS 16, Property, Plant and Equipment (“IAS 16”), requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The Company reviewed componentization of its mineral properties, plant and equipment, and identified certain additional components.  Retroactive application of requirements of IAS 16 to separately depreciate such components resulted in a decrease in carrying amounts of mineral properties, plant and equipment, increase in amortization and depreciation expense and accumulated deficit.

Consolidated statement of comprehensive income Amortization and depreciation of mineral property, plant and equipment	Nine months ending September 30, 2010	Three months ending September 30, 2010
Additional amortization of site closure and reclamation obligation related asset	$123	$41
Additional depreciation of plant and equipment after componentization	275	93
	$398	$134

(d)	Tax effect of opening statement of financial position adjustments

As described in Note 20 (b) above, an additional provision was recognized at the date of transition in relation to the Company’s acquisition of Mineral Park Inc. This has resulted in the recognition of a deferred tax asset based on a 27.4% effective tax rate as at the date of transition. A full valuation allowance was recognized against this asset as at December 31, 2010.

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. On transition to IFRS, a tax liability associated with the acquisition of an asset that did not constitute a business combination was reversed with an associated reduction of mineral properties.

(e)	Debt issuance transaction costs

Under Canadian GAAP, the Company’s policy was to expense the transaction costs related to the debt issuance. Under IFRS, these costs must be included in the carrying amount of debt and recognized in finance expense over the term to maturity of the debt using the effective interest rate method. This change resulted in a decrease in the carrying amount of debt and long-term transaction costs and an increase in finance expense and loss on early debt extinguishment.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.  Transition to International Financial Reporting Standards (continued)

(f)	Re-measurement of unvested share options and reclassification of share purchase warrants

Share-based payment reserve	September 30, 2010
Remeasurement of unvested share options	$(416)
Reclassification of share purchase warrants from equity to liabilities	(10,374)
$(10,790)

As allowed by Canadian GAAP, the Company made a single fair value estimate for  all tranches included in a given grant of share purchase options and recognized share-based payments expensed over the vesting pattern of a grant taken as a whole and recognized the impact of actual forfeitures as they occurred.  Under IFRS 2, individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Forfeitures have to be estimated and incorporated in measurement of fair value of stock-based awards at the time that equity instruments were granted.  This has resulted in differences in the amount of share-based payments expense that is recognized under IFRS with corresponding adjustments to share-based payment reserve.

At January 1, 2010, 22,669,962 non-brokers warrants were outstanding and exercisable at a weighted average exercise price of CDN$1.79.  As the exercise price of the warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative as the Company will receive a variable amount of cash when the warrants are exercised.  Accordingly, the warrants are recorded as a financial liability and stated at fair value at the end of each period.  Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.  This resulted in a $12.8 million increase to share capital as at the date of transition and a $1.4 million increase in share capital as at December 31, 2010 in relation to warrants exercised prior to the date of transition.

(g)	Adjustments impacting deficit

The above changes (increased) decreased the accumulated deficit of the Company:

September 30, 2010

Impact of unwinding the discount of site reclamation and closure provision
to passage of time, net of amortization of related asset	$(218)
Re-measurement of unvested share options	416
Re-measurement of share purchase warrants at fair value	(32,001)
Impact of inclusion of transaction costs in carrying amount of debt on
finance expense	2,222
Recognition of contingent consideration in purchase of Mineral Park, Inc.	(1,077)
Re-measurement of contingent consideration in purchase of Mineral Park.
Inc. and change in estimate	(51)
Impact of additional componentization of plant and equipment	(861)
Income taxes	295
$(31,275)

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Nine months ended September 30, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

21.   Subsequent Events

El Pilar
On November 9, 2011 the Company announced it had filed the El Pilar National Instrument 43-101 compliant feasibility study (“FS”) on SEDAR. The FS projects an internal rate of return of 35.7% over the 12-year mine life. The FS projects total copper production of 881.7 million pounds at an average cost of $1.27 per pound.

Mineral Park
The Company’s Credit Agreement contains quarterly cash sweep provisions that require the Company to apply cash flow available for cash sweep, as defined by the performance test, to reduce the Credit Facilities (see Note 9). The percentage of excess cash subject to prepayment will vary depending on performance of the Phase 2 mill expansion and other factors.

The performance test is defined as ninety consecutive days with an average plant throughput of 45,000 tpd and a copper concentrate recovery rate of no less than 75% and a molybdenum concentrate recovery rate of no less than 70%.

Through November 13, 2011, the Company has achieved eighty nine consecutive days of average mill throughput of greater than 45,000 tpd with copper concentrate recoveries of greater than 75% and molybdenum concentrate recoveries of greater than 70%.